EXHIBIT 99.1 1E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

August 14, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on August 14, 2012.

Item 4.	Summary of Material Change

The Company reported today new drill results from the North Bullion Fault Zone (NBFZ) target at its 100% owned Railroad Project. Subsequent to the last reported results, three holes have been completed with finalized assays: RR12-04, 05, and 07.  Two additional holes were lost above the target zones: RR12-03 and RR12-06.  Another three holes have been completed for which assays are awaited.

Two RC drills are in the process of being mobilized to the Railroad program to augment the five core rigs now at work, four of them in the NBFZ.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

August 14, 2012
GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD CONTINUES TO OBTAIN POSITIVE DRILL RESULTS FROM ITS NORTH BULLION FAULT ZONE, RAILROAD PROJECT, CARLIN TREND, NEVADA

HOLE RR12-04 INTERSECTS 98 FEET (29.9 METERS) OF 0.062 OZAU/ST (2.13 G/T) AND HOLE RR12-07 CUTS 86 FEET ( 26.2  METERS) OF 0.061 OZAU/ST (2.00 G/T)

August 14, 2012 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com today released new drill results from the North Bullion Fault Zone (NBFZ) target at its 100% owned Railroad Project. Subsequent to the last reported results, three holes have been completed with finalized assays: RR12-04, 05, and 07.  Two additional holes were lost above the target zones: RR12-03 and RR12-06.  The rock package just above the target zone in the NBFZ is commonly the most difficult to drill because it is often comprised of altered, but not healed, very broken rock with high pressure artesian water flow. Another three holes have been completed for which assays are awaited.

The updated drill results are presented in the table below:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR12-03 (Core) -650 East	187.1	hole lost above target
RR12-4 (Core) -45° East	638.1	274.9 320.0	304.8 334.7	29.9 14.7	2.13 0.446		98.0 48	0.062 0.013
RR12-05 (Core) -750 East	774.8	444.4	583.7	139.3	0.206		457	0.006
RR12-6 (Core) -60° East	164.0	hole lost above target
RR12-07 (Core) -750 East	431.9	105.8 163.4 276.1 335.9 360.3 409.4	113.7 189.6 321.9 343.5 368.8 423.1	7.9 26.2 45.7 7.6 8.5 13.7	0.411 2.09 0.480 0.378 0.548 0.583		26 86 150 25 28 45	0.012 0.061 0.014 0.011 0.016 0.017

Four core drill rigs are currently drilling on the North Bullion target zone. This program is focused on three important objectives:

(1) Increase the size of the high grade discovery made in RR11-16 and RR12-01;

(2) Expand and define the length, width, and depth dimensions of the larger target zone of pervasive, potentially economic gold mineralization.  To date, gold mineralization has been encountered over a length of 3000 feet, a width of about 1000 feet and a vertical dimension of as much as 1500 feet, and this target zone remains open in several directions.  Drill spacing continues to be in the range of 300 to 400 feet;

(3) Discover additional high grade feeder zones (i.e. grades above 10 g/t).  Gold Standard controls the entire known extent of the Bullion Fault Corridor which has a length of about six miles (10 kilometers), almost all of which is completely untested.  This structural corridor comprises only one of several compelling target opportunities on the 28 square mile Railroad property position.

Dave Mathewson, Gold Standard`s Vice President of Exploration, noted that “the recently completed CSAMT geophysical survey (see news release of July 10, 2012) is now playing a critical role in the expanded program, especially the search for higher grades. The survey outlines the main area of gold mineralization within the NBFZ. The highest grade drill results to date have come from structures within this main area of mineralization. Typical of the best Carlin-style deposits to the north, these structures are the feeder zones for the pervasive mineralization surrounding them.

“The key to finding higher grades is to locate the feeder zones within the larger zone of mineralization. These faults run north-south within the NBFZ and are essentially blind targets having no surface expression. What`s important is that where we have intersected them by drilling, these feeder zones line up on plan and section maps with strand-like features expressed in the CSAMT data. This matching provides confidence that the CSAMT is able to trace the most favorable features for hosting high grade. The CSAMT survey suggests that the high grade structures found to date extend north and south from these intercepts. These inferred structures have become near term targets in the current program. The holes we have reported to date were not located with the benefit of this data,” Mathewson said.

Drilling continues to be extremely challenging within the NBFZ target.  RR12-03 was lost at 614 feet, just above the target zone, and RR12-06 was lost at 538 feet, also above the prospective target zone. Mathewson noted that some improvements had been made to drilling procedures and equipment but “the most effective response to the difficult drilling conditions is simply to use more rigs to advance the program. Two RC drills are in the process of being mobilized to the Railroad program to augment the five core rigs now at work, four of them in the NBFZ.  One of these RC drills will provide pre-collars for step-out core completions along the Bullion Fault Corridor. The other will initially be used to test the western extension of the Railroad Fault Zone and subsequently will be mobilized to the LT target in the southern Railroad project area.” said Mathewson.

•	Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box.  A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko.  The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver where they are digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 15,636 acres (24.4 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the intended use of proceeds from the Offering are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.